TERYL RESOURCES CORP.

Suite 240-11780 Hammersmith Way

Richmond, BC

V7A 5E9

NOTICE OF ANNUAL AND SPECIAL MEETING

OF SHAREHOLDERS

TO BE HELD ON APRIL 29, 2011

AND

INFORMATION CIRCULAR

March 29, 2011

This document requires immediate attention.  If you are in doubt as to how to deal with the documents or matters referred to in this Information Circular, you should immediately contact your advisor.

TERYL RESOURCES CORP.

Suite 240-11780 Hammersmith Way

Richmond, BC

V7A 5E9

NOTICE OF ANNUAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the annual and special general meeting (the “Meeting”) of TERYL RESOURCES

CORP.  (the  "Company")  will  be held  at  #1620, 1185  West Georgia Street,  Vancouver,  British  Columbia,  on Friday,

April 29th, 2011 at 11:00 a.m.  At the meeting, the shareholders will receive the financial statements for the year ended

May 31, 2010, together with the auditor’s report thereon, and consider resolutions to:

1.

to receive the report of directors;

2.

to receive the audited financial statements of the Company for the year ending May 31, 2010 (with comparative statements relating to the preceding fiscal period) together with the related Management Discussion and Analysis and report of the auditors thereon;

3.

to determine the number of directors at six (6)

4.

to elect directors;

5.

to appoint auditors and to authorize the directors to fix their remuneration;

6.

to ratify, confirm and approve the Company’s stock option plan as more particularly described in Management

Information Circular; and

7.

to transact such other business as may properly come before the Meeting, or ay adjournment or adjournments thereof.

All shareholders are entitled to attend and vote at the Meeting in person or by proxy.  The Board of Directors requests all shareholders who will not be attending the Meeting in person to read, date and sign the accompanying proxy and deliver

it   to   Computershare   Investor   Services   Inc.   (“Computershare”).   If   a   shareholder   does   not   deliver   a   proxy   to

Computershare, Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or by fax at

1-866-249-7775,  by  11:00  a.m.  (Vancouver,  British  Columbia  time)  on  Wednesday,  April  27,  2011  (or  48  hours

(excluding Saturdays, Sundays and holidays) before any adjournment of the meeting at which the proxy is to be used)

then  the  shareholder  will  not  be  entitled  to  vote  at  the  Meeting  by proxy.  Only shareholders  of  record  at  the  close  of business on March 22, 2011 will be entitled to vote at the Meeting.

A Management Information Circular and Form of Proxy accompany this notice.

DATED at Vancouver, British Columbia, this 22nd day of March, 2011.

ON BEHALF OF THE BOARD OF

TERYL RESOURCES CORP.

“John Robertson”

John Robertson,

President

TERYL RESOURCES CORP.

Suite 240-11780 Hammersmith Way

Richmond, BC

V7A 5E9

INFORMATION CIRCULAR

(As at March 22nd, 2011 except as indicated)

For the Annual and Special General Meeting to be Held on April 29th, 2011

SOLICITATION OF PROXIES

This information circular (the “Circular”) is provided in connection with the solicitation of proxies by the Management of

Teryl  Resources  Corp.   The  form  of  proxy  which  accompanies  this  Circular  (the  “Proxy”)  is  for  use  at  our  annual  and  special meeting of the shareholders to be held on Friday, April 29, 2011 (the “Meeting”), at the time and place set out in the accompanying notice of Meeting (the “Notice of Meeting”).  We will bear the cost of this solicitation. The solicitation will be made by mail, but may also be made by telephone.

The contents and the mailing of the Circular have been approved by our directors.

APPOINTMENT AND REVOCATION OF PROXY

The persons named in the Proxy are our directors and/or officers. A registered shareholder who wishes to appoint some other person to serve as their representative at the Meeting may do so by striking out the printed names and inserting the desired person’s name in the blank space provided.  The completed Proxy should be delivered to Computershare Investor Services Inc.,

Attention:  Proxy  Department,  9th  Floor,  100  University Avenue,  Toronto,  Ontario,  M5J  2Y1,  or  by fax at  1-866-249-7775, (the

“Transfer Agent”) by 11:00 a.m. (local time in Toronto, Ontario) on Monday, April 27, 2011, or 48 hours (excluding Saturdays,

Sundays and holidays) before any adjournment of the Meeting at which the Proxy is to be used.

The Proxy may be revoked by:

(a)

signing a proxy with a later date and delivering it at the time and place noted above;

(b)

signing and dating a written notice of revocation and delivering it to Equity, or by transmitting a revocation by telephonic or electronic means, to Equity, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment  of  it,  at  which  the  Proxy  is  to  be  used,  or  delivering  a  written  notice  of  revocation  and  delivering  it  to  the

Chairman of the Meeting on the day of the Meeting or adjournment of it; or

(c)

attending  the  Meeting  or  any  adjournment  of  the  Meeting  and  registering  with  the  scrutineer  as  a  shareholder  present  in person.

Provisions Relating to Voting of Proxies

The  shares  represented  by  proxy  in  the  enclosed  form will  be voted or  withheld from voting  by  the designated  holder  in accordance with the direction of the registered shareholder appointing such person.  If there is no direction by the registered shareholder,  those  shares  will  be  voted  for  all  proposals  set  out  in  the  Proxy  and  for  the  election  of  directors  and  the appointment of the auditors as set out in this Circular.  The Proxy gives the person named in it the discretion to vote as such person sees fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting.  At the time of printing of this Circular, our management does not know of any other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

Non-Registered Holders

Only  registered  shareholders  or  duly  appointed  proxyholders  are  permitted  to  vote  at  the  Meeting.    Most  of  our

shareholders are “non-registered shareholders” because the shares they own are not registered in their names but are instead

registered  in  the  name  of  the  brokerage  firm,  bank  or  trust  company  through  which  they  purchased  the  shares.   More

particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered

Holder”)  but which are registered either: (a) in the  name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency

(such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, we have distributed copies of the Notice of

Meeting,  this  Information  Circular  and  the  Form  of  Proxy  (collectively,  the  “Meeting  Materials”)  to  the  clearing  agencies  and

Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered

Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be  given  a  form  of  proxy  which  has  already  been  signed  by  the  Intermediary  (typically  by  a  facsimile,  stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required

to  be  signed  by  the  Non-  Registered  Holder  when  submitting  the  proxy.   In  this  case,  the  Non-Registered  Holder  who

wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Equity, as provided above;

or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed  and  signed  by the  Non-Registered  Holder  and  returned  to  the  Intermediary  or  its  service  company,  will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.  Typically,

the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form,  the  proxy authorization  form will  consist  of  a  regular  printed  proxy form accompanied  by a page of instructions,

which contains a removable label containing a bar code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In  either  case,  the  purpose  of  this  procedure  is  to  permit  Non-Registered  Holders  to  direct  the  voting  of  the  shares,  which  they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the meeting in person, the

Non-Registered Holder should strike out the names of the management proxyholders and insert the Non-Registered Holder’s name in

the  blank  space  provided.    In  either  case,  Non-Registered  Holders  should  carefully  follow  the  instructions  of  their

Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

Financial Statements

The  audited  financial  statements  of  the  Company  for  the  year  ended  May  31,  2010,  together  with  the  auditor’s  report  on  those statements and Management Discussion and Analysis, will be presented to the shareholders at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

We are authorized to issue 100,000,000 common shares without par value, of which 72,103,605 common shares were issued and outstanding as of the Record Date.

At our Meeting, on a show of hands, every shareholder present in person shall have one vote and, on a poll, every shareholder shall have one vote for each share of which he or she is the holder.

Only shareholders of record on the close of business on the record date, being March 22nd, 2011, who either personally attend the

Meeting or who complete and deliver a Proxy in the manner and subject to the provisions set out under the heading "Appointment and Revocation of Proxies" will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

To the knowledge of our directors and senior officers, as of the date of this Circular, no person beneficially own shares carrying 10%

or more of the voting rights attached to all shares of the Company.

As of the 22nd day of March, 2011, our current directors and senior officers as a group, directly and indirectly, owned or controlled

6,349,464 of our common shares.

ELECTION OF DIRECTORS

The persons named in the enclosed Proxy intend to vote for the election of a Board of Directors (the “Board”) comprised of five persons.  Each director is elected annually and holds office until the next annual meeting of shareholders, unless that person ceases to be a director before then.  In the absence of instructions to the contrary, the shares represented by Proxy will, on a poll, be voted (if

management's  proxies  are  selected)  in  favour  of  the  nominees  herein  listed.   Management  does  not  contemplate  that  any  of  the

nominees will be unable to serve as a director.

The number of directors is currently set at five.  Shareholders will be asked at the Meeting to pass an ordinary resolution to set the number of directors for the ensuing year at five.

The following table sets out the names of our nominees for election as directors, the positions and offices which they presently hold,

the length of time they have served as our directors, their respective principal occupations or employments during the past five years if such nominee is not presently an elected director and the number of shares which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

Name, province or state

and country of Residence

Principal occupation during the past five      Served as a

Number of Shares

and positions, current and

years

director since

Beneficially Owned

former, if any, held

Directly or Indirectly(1)

John Robertson  (2)

President of Teryl Resources Corp., President

Richmond, BC

of Linux Gold Corp., President of SMR

President and Director

Investments Ltd., President of REGI U.S.,

1982

2,578,514  (3)

Inc., President of IAS Energy, Inc.

Jennifer Lorette  (2)

Director of Teryl Resources Corp., Director of

Richmond, BC

Linux Gold Corp., Director of REGI U.S.,

2001

112,800

Director

Inc.

Susanne Robertson

Richmond, BC

Director of Teryl Resources Corp., Director of

Director

SMR Investments Ltd., and Director of Linux

1990

3,658,150  (4)

Gold Corp.

Thomas Robertson

Director of Teryl Resources Corp. since January

Vancouver, BC

4,  2010.    Investor  relations  consultant  with

Director

Molycor  Gold  Corp.,  a  TSX.V  issuer,  since

2010

Nil

January 2005.

Donna Moroney

President of Equity Corporate Services Inc.

Vancouver, BC

since December 2008; previously, President

Nominee Director

of Affari Management Services Inc. from

Nominee

Nil

April 2005 to December 2008.

Suzan El-Khatib

Barrister  and  Solicitor.    Associate,  NewPort

Vancouver, BC

Law    Corporation,    since    September    2010.

Nominee

Nil

Nominee Director

Previously, sole practitioner. .

(1)     The information as to common shares beneficially owned or controlled has been provided by the nominees themselves.

(2)     Denotes a member of the Audit Committee.

(3)     Included in John Robertson’s shareholdings are: (i) 445,450 shares registered in the name of Access Information Services, Ltd., a private Washington

State corporation controlled by the Robertson Family Trust; (ii) 50,000 shares registered in the name of KLR Petroleum Inc., a private British

Columbia corporation controlled by John Robertson.

(4)     Included in Ms. Robertson’s shareholdings are: (i) 2,725,550 shares registered in the name of SMR Investments Ltd., a private British Columbia corporation controlled by Ms. Robertson.

All of the proposed nominees are ordinarily resident in Canada.

We do not have any committee of our Board other than our Audit Committee.

No proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company.

Corporate Cease Trade Orders or Bankruptcies

Cease Trade Orders

On September 4, 2009 the British Columbia Securities Commission (BCSC) issued a Cease Trade Order for IAS Energy, Inc., a company with related directors and officers, citing a failure to file its annual audited financial statements and its annual management discussion and analysis. The cease trade order was revoked on September 16, 2009 following filing of its annual financial statements.

On October 2, 2009, IAS Energy received another cease trade order from the BCSC citing failure to file its financial statements for the three months ended July 31, 2009.

On September 4, 2009 the British Columbia Securities Commission (BCSC) issued a Cease Trade Order for Reg Technologies Inc.,

a  company  with  related  directors  and  officers,  citing  a  failure  to  file  its  annual  audited  financial  statements  and  its  annual management and discussion. The required documents were filed on SEDAR on September 11, 2009, to comply with the requirements to  rectify  the  continuous  disclosure  deficiencies  and  the  Cease  Trade  Order  was  revoked  by the  BCSC on  September  15,  2009.

Additionally, the TSX Venture Exchange suspended trading in Reg Technologies shares as a result of the cease trade order. The TSX

Venture Exchange reinstated Reg Technologies for trading on September 21, 2009.

On September 9, 2008 the British Columbia Securities Commission (BCSC) issued a Cease Trade Order for Reg Technologies citing a failure to file its annual audited financial statements and its annual management and discussion. The required documents were filed on SEDAR on September 22, 2008, to comply with the requirements to rectify the continuous disclosure deficiencies and the Cease

Trade Order was revoked by the BCSC on September 24, 2008. Additionally, Reg Technologies received notification from the TSX

Venture Exchange that it had suspended trading in the Company’s shares as a result of the cease trade order. Reinstatement to trading can  occur  only  when  the  cease  trade  order  is  revoked  and  the  Exchange  has  concluded  its  reinstatement  review  to  ensure  the

Company has satisfactorily complied with the Exchange requirements.  The TSX Venture Exchange reinstated Reg Technologies shares for trading on October 7, 2008.

On December 3, 2007 the British Columbia Securities Commission (BCSC) issued a Cease Trade Order for Linux Gold Corp., citing a failure to file a technical report and non-compliant disclosure. The commission staff found that the technical report filed on SEDAR on February 22, 2006 was not prepared by a qualified person. The commission staff also found that our disclosure in the offering memorandum  dated  April  5,  2007  did  not  disclose  repayment  of  debt  to  related  parties.  The  required  documents  were  filed  on

SEDAR to comply with the requirements to rectify the continuous disclosure deficiencies and the Cease Trade Order was revoked by the BCSC on February 8, 2008.

Other than the Cease Trade Orders issued against IAS Energy, Inc., Reg Technologies Inc. and Linxu Gold Corp. to the knowledge of our management, no proposed director is, or has, within the 10 years before the date of this Information Circular, been a director or executive office of any company that, while that person was acting in that capacity:

(a)

was  the  subject  of  a  cease  trade  order  or  similar  order  or  an  order  that  denied  relevant  company  access  to  any exemptions under securities legislation, for a period of more than 30 consecutive days; or

(b)

was  subject  to  an  event  that  resulted,  after  the  director  or  executive  officer  ceased  to  be  a  director  or  executive officers, in the company being the subject of a cease trade or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, make a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

No director or proposed director of our company has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

EXECUTIVE COMPENSATION

During the financial year ended May 31, 2010, we had two Named Executive Officers (“NEO”) being John G. Robertson, our Chief

Executive Officer and Monique van Oord, our former Chief Financial Officer.

“Named Executive Officer” means: (a) each CEO, (b) each CFO, (c) each of the three most highly compensated executive officers, or the  three  most  highly  compensated  individuals  acting  in  a  similar  capacity,  other  than the  CEO  and  CFO, at the  end  of the  most recently completed  financial year  whose  total compensation was, individually, more  than $150,000; and (d) each individual who would be a NEO under (c) above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis is to provide information about our executive compensation objectives and processes and to discuss compensation decisions relating to our NEOs listed in the Summary Compensation Table below.

Our executive officers make recommendations to the board of directors regarding compensation policies and the compensation of senior officers.  We do not have a Compensation Committee.  Compensation of the senior executives comprises two components;

namely,  a  base  salary  or  consulting  fees  and  the  grant  of  stock  options  pursuant  to  our  stock  option  plan.    These  forms  of

compensation are chosen to attract, retain and motivate the performance of selected directors, officers, employees or consultants of high caliber and potential.  Each senior executive is employed for his or her skills to perform specific tasks and the base salary and number of options is fixed accordingly.

Senior executives generally enter into an employment agreement, with standard clauses covering salaries and termination provisions.

The highlights of the employment agreements for the NEOs are outlined below under the section entitled “Management Contracts”.

Option-based Awards

The grant of option-based awards to the senior executives is determined by the recommendation of executive officers to the board of

directors pursuant to the terms of the stock option plan referred to below.   Previous grants of option-based awards are taken into

account when considering new grants.

The options are always granted at market price.  The valuation of the fair value of the options at the time of the grant is based on the

Black  Scholes  model  and  includes  the  following  assumptions:  weighted  average  risk  free  rate,  weighted  average  expected  life,

expected volatility and dividend yield.

During the fiscal year ended May 31, 2010, we did not grant any stock options to the NEOs.

Benefits and Perquisites

Our NEOs do not receive any benefits or perquisites other than as disclosed herein.

Summary Compensation Table

The following table (presented in accordance with Form 51-102F6 – Statement of Executive Compensation (“Form 51-102F6”)

under National Instrument 51-102 – Continuous Disclosure Obligations) sets forth all annual, long term and other compensation for services in all capacities to the Company and its subsidiaries payable to the NEOs for the three financial years ended May

31, 2009, 2008, and 2007 (to the extent required by the Regulations) in respect of the Named Executive Officers:

Non-Equity Incentive

Plan Compensation

($)

Share-

Option-

Name and

Salary

Based

Based

Annual

Long Term

Pension

All Other

Total

Principal

($)

Awards

Awards

Incentive

Incentive

Value

Compensation

Compensation

Position

Year

(b)

($)

($)

Plans

Plans

($)

($)

($)

$

$

$

$

$

$

$

$

John G.

Roberson,

2010

12,000

Nil

Nil

Nil

Nil

Nil

30,000

42,000

President and

2009

16,500

Nil

Nil

Nil

Nil

Nil

30,000

46,500

CEO  (1) (2) (3)

2008

15,500

Nil

Nil

Nil

Nil

Nil

30,000

45,500

Monique van

2010

18,600

Nil

792

Nil

Nil

Nil

Nil

19,392

Oord,

2009

11,400

Nil

792

Nil

Nil

Nil

Nil

12,192

Former CFO  (4)

2008

5,700

Nil

Nil

Nil

Nil

Nil

Nil

5,700

(1)     Mr. Robertson is also a director and received annual compensation of $30,000 in that capacity.

(2)     Mr. Robertson is a director of SMR Investments Ltd., which received or is to receive $2,500 per month for management services.

(3)     Mr. Robertson was not granted any option-based awards during 2010.

(4)     Ms. van Oord resigned as a director and Chief Financial Officer on February 25, 2011.

(5)     The value of perquisites received by each of the NEOs, including property or other personal benefits provided to the NEOs that are not generally available to all employees, were not, in the aggregate, greater than $50,000 or 10% of the NEOs total salary for the financial year.

(6)     The valuation of the fair value of the options at the time of the grant is based on the Black Scholes model and includes the following assumptions; weighted average risk free rate, weighted average expected life, expected volatility and dividend yield.

Incentive Plan Awards

We do not have a share-based award plan, a pension plan or a non-equity incentive plan for our directors.

Outstanding Share Based Awards and Option-Based Awards

The following table sets out all stock option-based awards granted to the NEOs and outstanding at the end of the most recently completed financial year.

Option-based Awards

Stock-based Awards

Number of

Value of

Market or

Securities

unexercised

Number of

payout value of

underlying

in-the-

shares or units

share-based

unexercised

Option exercise

money

of shares that

awards that

options

price

Option expiration

options

have not vested

have not vested

Name

(#)

($)

date

($)

(#)

(#)

John Robertson

1,000,000

0.15

April 24, 2012

Nil

750,000

Nil

Monique Van

37,500

0.10

April 22, 2014

1,500

25,000

1,000

Oord  (1)

50,000

0.185

October 30, 2014

Nil

37,500

Nil

(1)     Ms. van Oord resigned as a director and Chief Financial Officer on February 25, 2011.

Employment Contracts and Termination of Employment

There are no employment agreements or other compensating plans or arrangements with regard to any of the NEOs which provide for specific compensation in the event of resignation, retirement, other termination of employment or from a change of control  or from a change in a NEO’s responsibilities following a change in control.

Mr. Robertson, a director and President, and Ms. Van Oord, a former director and CFO, do not receive fees directly, but received compensation through certain service agreements described below.

Pursuant to a management agreement dated May 1, 1996, we engaged SMR Investments Ltd. to provide services.  SMR is a private company, which is controlled by Susanne Robertson, a director and the spouse of our President.  Our President is also a director and

officer  of SMR.   SMR provides management  services  in consideration  of a  monthly fee of $2,500,  plus applicable taxes.   These

services include general management services and ongoing operations.  The agreement may be terminated by the mutual consent of the parties.

During the years ended May 31, 2010 and 2009, we paid or accrued to SMR the sum of $30,000 and $30,000, respectively.

Pension Plan Benefits and Deferred Compensation Plans

We do not offer any pension plan benefits or deferred compensation plans to our NEOs.

Termination and Change of Control Benefits

We do not have written agreements for termination or change of control with any of our NEOs.

Director Compensation

Director Compensation Table

The following table sets forth all compensation provided to the directors, other than the NEOs included in the Summary

Compensation Table above, for the year ended May 31, 2010 in their capacity as a director of the Company.

Non-equity incentive

plan compensation

$

Option-

Long-

Name and

Year

Share-

based

Annual

term

Principal

Ended

based

Awards

incentive

incentive

Pension

All other

Total

Position

May 31

Salary

Awards

(1)

plan

plan

Value

Compensation

Compensation

($)

($)

($)

($)

($)

($)

($)

($)

Susanne

2010

Nil

Nil

Nil

Nil

Nil

Nil

Nil

Nil

Robertson

2009

Nil

Nil

Nil

Nil

Nil

Nil

Nil

Nil

(2)

2008

Nil

Nil

Nil

Nil

Nil

Nil

Nil

Nil

Jennifer

2010

20,400

Nil

2,106

Nil

Nil

Nil

Nil

22,506

Lorette

2009

20,400

Nil

Nil

Nil

Nil

Nil

Nil

20,400

2008

13,500

Nil

Nil

Nil

Nil

Nil

Nil

13,500

Larry Gold

2010

Nil

Nil

4,213

Nil

Nil

Nil

Nil

4,213

(3)

2009

Nil

Nil

Nil

Nil

Nil

Nil

Nil

Nil

2008

Nil

Nil

Nil

Nil

Nil

Nil

Nil

NIl

Thomas

Robertson

2010

Nil

Nil

2,464

Nil

Nil

Nil

Nil

2,464

(1)     The valuation of the fair value of the options at the time of the grant is based on the Black Scholes model and includes the following assumptions; weighted average risk free rate, weighted average expected life, expected volatility and dividend yield.

(2)     SMR is a private company,  which is controlled by Susanne Robertson, a director and the spouse of our President, which received or is to receive $2,500 per month for John Robertson’s management services.

(3)     Larry Gold will not be standing for re-election as director at the Meeting.

Outstanding Share-Based Awards and Option-Based Awards

Option-based awards to the directors are granted pursuant to the terms of the Company’s stock option plan. The options are always granted at market price. The valuation of the fair value of the options at the time of the grant is based on the Black Scholes model and  includes the  following  assumptions;  weighted  average  risk  free  rate,  weighted  average  expected  life,  expected  volatility and dividend yield.  Directors generally receive a grant of stock options upon their appointment.

The following table sets out all stock option-based awards granted to the directors and outstanding at the end of the most recently completed financial year. During the most recently completed year, 50,000 stock options were granted to one director.

Option-based Awards

Stock-based Awards

Number of

Value of

Market or

Securities

unexercised

Number of

payout value of

underlying

in-the-

shares or units

share-based

unexercised

Option exercise

money

of shares that

awards that

options

price

Option expiration

options

have not vested

have not vested

Name

(#)

($)

date

($)

(#)

(#)

Susanne

500,000

0.15

April 24, 2012

Nil

375,000

Nil

Robertson

Jennifer Lorette

100,000

0.15

April 24, 2012

Nil

75,000

Nil

50,000

0.185

October 30, 2014

Nil

37,500

Nil

Larry Gold

100,000

0.185

October 30, 2014

Nil

75,000

Nil

Thomas

50,000

0.24

April 19, 2015

Nil

37,500

Nil

Robertson

*

Incentive Plan Awards – Value Vested or Earned During the Year

There were no incentive plans vested or earned by our non-executive directors during the fiscal year ended May 31, 2010.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The  following  table  sets  forth  details  of  all  our  equity  compensation  plans  as  of  May  31,  2010.   Our  equity  compensation  plan

consists of our 2010 Stock Option Plan.

Number of Securities to

Number of Securities

be Issued Upon

Weighted-Average

Remaining Available

Exercise of

Exercise Price of

for Future Issuance

Outstanding Options,

Outstanding Options,

Under the Equity

Plan Category

Warrants and Rights

Warrants and Rights

Compensation Plans

Equity Compensation Plans

Approved by Securityholders

2,302,500

0.16

4,907,860

Equity Compensation Plans

Not Approved By

N/A

N/A

N/A

Securityholders

Total

2,302,500

4,907,860

Our 2010 Stock Option Plan provides for the issuance of stock options to acquire up to 10% of our issued common shares as of the date of granting of the option(s), subject to standard anti-dilution adjustments.  This is a “rolling” plan as the number of common shares  reserved  for  issuance  pursuant  to  the  grant  of  stock  options  will  increase  as  our  issued  and  outstanding  common  shares increases.

In addition to this limit, the Option Plan provides that the maximum number of common shares that may be reserved for issuance to any one insider  under the  plan and  any other  share compensation arrangement may not exceed 5% of the issued and outstanding common shares at the time of grant (on a non-diluted basis).

Our Board has the authority under the 2010 Stock Option Plan to establish the option price at the time each option is granted, which price shall not be less than the market price of our common shares at the time of grant.  Options granted under the 2010 Stock Option

Plan are exercisable over a period not exceeding five years from the date of grant, subject to earlier termination if the optionee ceases to be an eligible person by reason of termination of employment, retirement, disability or death.  The options granted under the plan are not transferable or assignable other than by will or the laws of descent and distribution.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of our current or former directors, executive officers, employees, the proposed nominees for election to the Board, or their respective associates or affiliates, are or have been indebted to our company since the beginning of our last completed financial year.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No  director  or  executive  officer  of  our  company  or  any  proposed  nominee  of  Management  for  election  as  a  director,  nor  any associate  or  affiliate  of  the  foregoing  persons,  has  any  material  interest,  direct  or  indirect,  by  way  of  beneficial  ownership  of securities  or  otherwise,  since  the  beginning  of  our  last  financial  year  in  matters  to  be  acted  upon  at  the  Meeting,  other  than  the election of directors and the Company’s 2011 Stock Option Plan.

INTEREST OF INFORMED PERSON IN MATERIAL TRANSACTIONS

Except as otherwise disclosed in the Circular, none of the persons who were our directors or executive officers at any time during our last  financial  year,  the  proposed  nominees  for  election  to  our  Board,  any person  or  company  who  beneficially owns,  directly or indirectly,  or  who  exercises  control  or  direction  over  (or  a  combination  of  both)  more  than  10%  of  our  issued  and  outstanding common  shares,  nor  any  associate  or  affiliate  of those  persons,  has  any material interest,  direct  or indirect,  by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect our company.

MANAGEMENT CONTRACTS

Our management functions are not, to any substantial degree, performed by a person or persons other than our directors or senior officers, other than as disclosed herein.

APPOINTMENT OF AUDITOR

Our management intends to nominate ACAL Group, Chartered Accountants, of Suite 1850, 1066 West Hastings Street, Vancouver,

BC, V6E 3X2, for re-appointment as auditor of the Company.  Forms of proxies given pursuant to this solicitation will, on any poll,

be voted as directed and, if there is no direction, for the re-appointment of ACAL Group, Chartered Accountants, as the auditor of the Company to hold office for the ensuing year, at a remuneration to be fixed by the directors.

AUDIT COMMITTEE

We are required to have an audit committee comprised of not less than three directors, a majority of whom are not officers, control

persons  or  employees  of  our  company or  an  affiliate  of  our  company.   Our  current  audit  committee  consists  of  John  Robertson,

Jennifer Lorette and Larry Gold.  As Larry Gold will not be standing for re-election to the Board of Directors he will be replaced by

Suzan El-Khatib on the audit committee.

Audit Committee Charter

The text of our Audit Committee Charter is attached as Schedule “A” to this Circular.

Composition of the Audit Committee and Independence

National Instrument 52-110 Audit Committees, (“NI 52-110”) provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with a company, which could, in the view of the company’s Board, reasonably interfere with the exercise of the member’s independent judgment.

Larry Gold is an independent member of our audit committee, as that term is defined in NI 52-110.  Our President, John Robertson,

and Jennifer Lorette, who receives a salary, are not independent directors.  Larry Gold’s replacement after the Meeting will be Suzan

El-Khatib, who will be an independent member of the audit committee.

Relevant Education and Experience

NI 52-110 provides that an individual is “financially literate” if he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by a company’s financial statements.  All audit committee members have many years  of practical  business  experience,  have  served  for  many years  as directors of public companies,  have experience  reviewing financial statements of public companies and meet the criteria of “financially literate” as outlined in NI 52-110.  John Robertson,

Jennifer Lorette and Larry Gold have the industry experience necessary to understand and analyze financial statements of the level of complexity of our company, as well as the understanding of internal controls and procedures necessary for financial reporting.

Audit Committee Oversight

Since the commencement of our most recently completed fiscal year, our Audit Committee has not made any recommendations to nominate or compensate an external auditor which were not adopted by our Board.

Reliance on Certain Exemptions

Since the commencement of our most recently completed financial year and the effective date of NI 52-110, we have not relied on the exemptions contained in sections 2.4 or 8 of NI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditors, where the total amount of fees related to the non-

audit services are not expected to exceed 5% of the total amount of fees payable to the auditor in the fiscal year in which the non-

audit services were provided.  Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110, in whole or in part.

Pre-Approval Policies and Procedures

Our audit committee has adopted specific policies and procedures for the engagement of non-audit services which is set out in the

Audit Committee Charter attached to this Circular as Schedule “A” in the section entitled “Independent Auditor”.

Audit Fees

The  following table  sets  forth the  fees paid by us to  ACAL Group, Chartered Accountants,  for  services rendered during the  year ended May 31, 2010 and the fees paid by us to Morgan & Company, Chartered Accountants, for services rendered during the year ended May 31, 2009:

Year ended

Year Ended

May 31, 2010

May 31, 2009

Audit and related fees  (1)

$ 23,500

$ 37,000

Tax fees  (2)

nil

nil

All other fees  (3)

nil

nil

Total:

$ 23,500

$ 37,500

(1)     Aggregate fees billed by the auditor (or accrued) for audit and related services.

(2)     Aggregate fees billed by the auditor (or accrued) for professional services rendered for tax compliance, tax advice and tax planning.

(3)     Aggregate fees billed by the auditor (or accrued) and not included above.

Exemption

We are relying on the exemption provided by Part 6.1 of NI 52-110 for Venture Issuers which allows for an exemption from Part 3

(Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110 and allows for the short form of disclosure of audit committee procedures set out in Form 52-110F2 and disclosed in this Circular.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101, Disclosure of Corporate Governance Practices, requires all reporting issuers to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the “Guidelines”) adopted in

National  Policy  58-201.  These  Guidelines  are  not  prescriptive,  but  have  been  used  by  us  in  adopting  our  corporate  governance practices.  Our approach to corporate governance is set out below.

Mandate and Responsibility of the Board

Our Board is responsible for supervising management in carrying on the business and affairs of our company.  Directors are required to act and exercise their powers with reasonable prudence in our best interests.  The Board agrees with and confirms its responsibility for  overseeing  management's  performance  in  the  following  particular  areas:  our  strategic  planning  process;  identification  and management  of  the  principal  risks  associated  with  our  business;  planning  for  succession  of  management;  our  policies  regarding communications with our shareholders and others; and the integrity of our internal controls and management information systems.

In carrying out its mandate, the Board relies primarily on management to provide it with regular detailed reports on our operations and our financial position.  The Board reviews and assesses these reports and other information provided to it at meetings of the full

Board  and  of  its  committees.   Our  CEO  is  a  member  of  the  Board,  giving  the  Board  direct  access to  information  on all areas  of responsibility.

The independent director(s) do not hold separate meetings at which members of management are absent.

Composition of the Board

The Board facilitates its exercise of independent supervision over our management through frequent communication with the Board.

The Board is currently comprised of five directors, of whom Larry Gold is independent.  John Robertson is not independent since he serves  as  President  and  Jennifer  Lorette  and  Susanne  Robertson  are  not  independent  as  they  receive  compensation  from  our company.

Directorships

Certain of the directors are also directors of other reporting issuers, as follows:

Director

Other Reporting Issuers

John G. Robertson

Linux Gold Corp.

Reg Technologies Inc.

IAS Energy, Inc.

REGI U.S., Inc.

Jennifer Lorette

Linux Gold Corp.

Reg Technologies Inc.

REGI U.S., Inc.

Susanne Robertson

Linux Gold Corp.

Reg Technologies Inc.

Thomas Robertson

REGI U.S., Inc.

Meetings Attended Out of Meetings Held

We did not hold any Board Meetings during fiscal 2010.  All matters were approved by way of consent resolutions signed by all directors.

Orientation and Continuing Education

The Board does not have any formal policies with respect to the orientation of new directors nor does it take any measures to provide continuing education for the directors.  At this stage of our development the Board does not feel it necessary to have such policies or programs in place.  New directors are provided with access to our recent, publicly filed documents, technical reports and our internal financial information, are provided with access to management and technical experts and consultants and a summary of significant corporate and securities responsibilities.

Members of the Board are encouraged to communicate with management, auditors and technical consultants, to keep themselves current with industry trends and developments and changes in legislation with management’s assistance and to attend related industry seminars and visit our offices.  Board members have full access to our records.

Ethical Business Conduct

To date, the Board has not adopted a formal written Code of Business Conduct and Ethics.  However the small size of the Board and number of officers and consultants allows the Board to monitor on an ongoing basis the activities of management and to ensure that the highest standard of ethical conduct is maintained.  The Board views good corporate governance as an integral component to its success and to meet its responsibilities to shareholders. As we do not have a large number of officers and consultants, the Board is able  to  monitor  on  an  ongoing  basis  the  activities  of  management  and  to  ensure  that  the  highest  standard  of  ethical  conduct  is maintained.  As we grow in size and scope, the Board anticipates that it will formulate and implement a formal Code of Business

Conduct and Ethics.

Board Approvals and Review

No formal description has yet been established of the types of decisions by us which will require prior Board approval.  To date, all substantive decisions involving acquisitions, major financings, major asset sales, budgets and major business initiatives have been

referred  to  the  Board.   As  and  when  our  activities  evolve  beyond  the  early  stages  of  exploration  and  development  for  mineral interests, review and approval criteria will be further considered and specific dollar capital amounts established.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of view and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole.  However, if there is a change in the number of directors required by us, this policy will be reviewed.

Position Descriptions

The  Board  has  not  developed  written  position  descriptions  for  the  Chairman,  the  Chairman  of  Board  Committees,  or  the  Chief

Executive Officer.  The Board is of the view that given our size, the relatively frequent discussions between Board members and the

CEO, and the experience of the individual members of the Board, the responsibilities of such individuals are known and understood without position descriptions being reduced to writing. The Board will evaluate this position from time to time and if written position descriptions appear to be justified, they will be prepared.

Compensation

The Board is responsible for reviewing and approving the compensation for all officers, management and employees. The Board is also responsible for reviewing compensation programs such as the stock option plan and is solely responsible for the granting of any stock options to any officer, management, employees or consultants.

Description of Board Committees

At the present time, our only standing committee is the Audit Committee.  As our directors are actively involved in our operations,

and the size of our operations does not warrant a larger Board, the Board has determined that additional committees are not necessary at this stage of our development.

The written charter of the Audit Committee, as required by NI 52-110, is contained in Schedule “A” to this Circular.  As we grow,

and  our  operations  and  management  structure  become  more  complex,  the  Board  expects  it  will  constitute  formal  standing committees, such as a Corporate Governance Committee, a Compensation Committee and a Nominating Committee, and will ensure that such committees are governed by written charters and are composed of at least a majority of independent directors.

Assessments

Our Board does not consider that formal assessments would be useful at this stage of our development.  The Board conducts informal annual assessments of the Board’s effectiveness, the individual directors and of our Audit Committee. To assist in its review, the

Board conducts informal surveys of its directors about assessment of the functioning of the Board.  As part of the assessments, the

Board or the individual committee may review its mandate and conduct reviews of applicable corporate policies.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Annual Approval of Stock Option Plan

Pursuant to Policy 4.4 of the TSX Venture Exchange, we are required to obtain shareholder approval for our Stock Option Plan (the

“Option Plan”) on an annual basis.  There have been no changes to the Option Plan since it was approved by the shareholders on

January 4, 2010.  Shareholders will be asked at the Meeting to consider and, if deemed advisable, approve an ordinary resolution

approving the Option Plan.   The approval by shareholders requires a favorable vote of a majority of the common shares voted in respect thereof at the Meeting.

The purpose of the Option Plan is to advance our interests by encouraging our directors, officers and key employees and consultants retained  by  us  to  acquire  common  shares,  thereby:  (i)  increasing  the  proprietary  interests  of  such  persons  in  our  company;  (ii)

aligning  the  interests  of  such  persons  with  the  interests  of  our  shareholders  generally;  (iii)  encouraging  such  persons  to  remain associated with us and (iv) furnishing such persons with an additional incentive in their efforts on our behalf.

Pursuant to the Option Plan, options may be granted to officers, directors, employees and consultants (the “Participants”) of our

company  or  our  affiliates.   The  maximum  number  of  common  shares  reserved  for  issuance  upon  exercise  of  options  granted thereunder may not exceed 10% of the total number of our issued common shares at the time the  options are granted.  Under the

Option Plan, no one Participant may be granted options to purchase more than 5% of the number of issued common shares and no

more  than 2%  of the issued common shares may be  granted to any one  consultant in any twelve month period.   No  more than an

aggregate of 2% of the issued common shares may be granted to an employee conducting investor relations activities in any twelve

month period.   The price at which common shares may be acquired upon the exercise of an option may not be less than the price permitted under the rules of any stock exchange or exchanges on which our common shares are listed.

Subject to the foregoing restrictions, and certain other restrictions set forth in the Option Plan, our Board is authorized to provide for the granting of options and the exercise and method of exercise of options granted under the Plan.  Options granted under the Option

Plan  are  non-assignable.   Options  are  subject  to  early  termination  in  the  event  of  the  death  of  a  participant  or  in  the  event  a participant ceases to be an officer, director, employee or consultant.

A copy of the proposed 2011 Stock Option Plan will be available at the meeting.

Accordingly, our shareholders will be asked at the Meeting to pass an ordinary resolution, the text of which will be in substantially the form as follows:

"RESOLVED, as an ordinary resolution, that:

1.

the 2011 Stock Option Plan be and is hereby approved;

2.

the Company be and is hereby authorized to grant stock options pursuant to and subject to the terms and conditions of the

2011 Stock Option Plan entitling the option holders to purchase common shares of the Company;

3.

the maximum number of common shares of the Company reserved for issuance under the 2011 Stock Option Plan shall be

10% of the issued and outstanding share capital at the time of granting;

4.

the  Board  of  Directors or any  committee created  pursuant  to  the 2011  Stock Option  Plan  be  and  is hereby authorized  to make such amendments to the 2011 Stock Option Plan from time to time, as may be required by the applicable regulatory authorities, or may, in its discretion, be considered appropriate by the Board of Directors or committee, in its sole discretion,

provided always that such amendments be subject to the approval of all applicable regulatory authorities, if applicable, and in certain cases, in accordance with the terms of the 2011 Stock Option Plan, the approval of the shareholders;

5.

the  approval  of  the  2011  Stock  Option  Plan  by  the  Board  of  Directors  be  ratified,  approved  and  confirmed  and  any one director of the Company be and is hereby authorized to execute any and all documents as the director deems necessary to give effect to the transactions contemplated in the 2011 Stock Option Plan;

6.

the Company be and is hereby authorized to abandon or terminate all or any part of the adoption of the 2011 Stock Option

Plan if the Board of Directors of the Company deem it appropriate and in the best interest of the Company to do so ;and

7.

the  Board  of  Directors  be  authorized  in  its  sole  discretion,  to  amend,  postpone,  or  abandon  the  implementation  of  the foregoing  resolutions,  including  the  implementation  of  the  2011  Stock  Option  Plan,  if,  in  the  Board  of  Directors'  sole opinion, the circumstances so warrant."

Our Board recommends that the shareholders vote in favour of the 2011 Stock Option Plan.

Recommendation of Our Directors

Our directors have reviewed and considered all facts respecting the foregoing matters, which they have considered to be relevant to shareholders.  It is the unanimous recommendation of our directors that shareholders vote for passage of the foregoing resolutions.

General Matters

It  is  not  known  whether  any  other  matters  will  come  before  the  Meeting  other  than  those  set  forth  above  and  in  the  Notice  of

Meeting, but if any other matters do arise, the person named in the Proxy intends to vote on any poll, in accordance with his or her best  judgement,  exercising  discretionary authority with  respect to  amendments or  variations  of matters  set  forth in  the  Notice  of

Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

ADDITIONAL INFORMATION

Additional  information  relating  to  us  can  be  found  on  SEDAR  at  www.sedar.com.   Our financial  information is  provided  in our

comparative financial statements and Management Discussion & Analysis (“MD&A”) for our most recently completed financial year.

Copies of our financial statements and MD&A, as well as additional copies of this Information Circular, may be obtained from us upon request at Suite 240, 11780 Hammersmith Way, Richmond, British Columbia, V7A 5E9.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by our Board.

DATED at Vancouver, British Columbia, this 22nd day of March, 2011.

ON BEHALF OF THE BOARD OF

TERYL RESOURCES CORP.

“John Robertson”

John Robertson,

Chief Executive Officer and President

SCHEDULE “A”

TERYL RESOURCES CORP.

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Mandate

The primary function of the Audit Committee (“Committee”) is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the following: (a) the financial reports and other financial information provided by the Company to regulatory authorities and shareholders; (b) the Company’s systems of internal controls regarding finance and  accounting  and  the  Company’s  auditing,  accounting;  and  (c)  financial  reporting  processes.  Consistent  with  this function,  the  Committee  will  encourage  continuous  improvement  of,  and  should  foster  adherence  to,  the  Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to (i) serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the

Company’s financial statements; (ii) review and appraise the performance of the Company’s external auditors; (iii) provide an  open  avenue  of  communication  among the  Company’s  auditors,  financial and  senior  management  and  the  board  of directors; and (iv) to ensure the highest standards of business conduct and ethics.

Composition

The Committee shall be comprised of three directors as determined by the board of directors, the majority of whom shall be free from any relationship that, in the opinion of the board of directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the  Committee  that  are  not  financially  literate  will  work  towards  becoming  financially  literate  to  obtain  a  working familiarity  with  basic  finance  and  accounting  practices.  For  the  purposes  of  the  Company’s  Charter,  the  definition  of

“financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity  of  accounting  issues  that  are  generally  comparable  to  the  breadth  and  complexity  of  the  issues  that  can presumably be expected to be raised by the Company’s financial statements.

The  members  of  the  Committee  shall  be  elected  by  the  board  of  directors  at  its  first  meeting  following  the  annual shareholders’  meeting.  Unless  a  Chair  is  elected  by  the  full  board  of  directors,  the  members  of  the  Committee  may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open  communication,  the  Committee  will  meet  at  least  annually  with  the  Chief  Executive  Officer  and/or  the  Chief

Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

a)     Review and update this Charter annually.

b)    Review  the  Company’s  financial  statements,  MD&A,  any  annual  and  interim  earning  statements  and  press releases before the Company publicly discloses this information and any reports or other financial information

(including  quarterly  financial  statements),  which  are  submitted  to  any  governmental  body,  or  to  the  public,

including any certification, report, opinion or review rendered by the external auditors.

External Auditors

a)     Review annually the performance of the external auditors who shall be ultimately accountable to the board of directors and the Committee as representatives of the shareholders of the Company.

b)    Obtain annually a formal written statement of external auditors setting forth all relationships between the external auditors and the Company.

c)     Review  and  discuss  with  the  external  auditors  any  disclosed  relationships  or  services  that  may  impact  the objectivity and independence of the external auditors.

d)    Take or recommend that the full board of directors take appropriate action to oversee the independence of the external auditors.

e)     Recommend  to  the  board  of  directors  the  selection  and,  where  applicable,  the  replacement  of  the  external auditors nominated annually for shareholder approval.

f)     At each meeting, consult with the external auditors, without the presence of management, about the quality of the

Company’s  accounting  principles,  internal  controls  and  the  completeness  and  accuracy  of  the  Company’s financial statements.

g)    Review  and  approve  the  Company’s  hiring  policies  regarding  partners,  employees  and  former  partners  and employees of the present and former external auditors of the Company.

h)    Review  with  management  and  the  external  auditors  the  audit  plan  for  the  year-end  financial  statements  and intended template for such statements.

i)     Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto,

and  any  non-audit  services,  provided  by  the  Company’s  external  auditors.  The  pre-approval  requirement  is waived with respect to the provision of non-audit services if:

i.

the aggregate amount of all such non-audit services provided to the Company constitutes not more than 5%

of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii.

such services were not recognized by the Company at the time of the engagement to be non-audit services;

and

iii.

such services are promptly brought to the attention of the Committee by the Company and approved prior to the  completion  of  the  audit  by  the  Committee  or  by  one  or  more  members  of  the  Committee  who  are members  of  the  board  of  directors  to  whom authority  to  grant  such  approvals  has  been  delegated  by  the

Committee.

Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

a)     In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external.

b)    Consider the external auditor’s judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

c)     Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

d)    Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

e)     Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

f)     Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

g)    Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

h)    Review certification process for certificates required under NI 52-109.

i)     Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

a)     Review any related party transactions.

b)    Review reports from persons regarding any questionable accounting, internal accounting controls or auditing matters (“Concerns”) relating to the Company such that:

i.

an individual may confidentially and anonymously submit their Concerns to the Chairman of the Committee in writing, by telephone, or by e-mail;

ii.

the Committee reviews as soon as possible all Concerns and addresses same as they deem necessary; and

iii.

Committee retains all records relating to any Concern reported by an individual for a period the Committee judges to be appropriate.

All of the foregoing in a manner that the individual submitting such Concerns shall have no fear of adverse consequences.

TSX-V:  TRC.V

NOTICE OF CHANGE OF AUDITOR

TO:

The British Columbia Securities Commission

Alberta Securities Commission

AND TO:

ALL HOLDERS OF SHARES IN THE CAPITAL OF THE COMPANY

To:

Morgan & Company, Chartered Accountants

And To:

ACAL Group, Chartered Accountants

Teryl   Resources   Corp.   ("the   Company")   hereby   give   notice   pursuant   to   National

Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102") as follows:

TAKE NOTICE THAT:

1.   The   Company   has   requested   that,   Morgan   &   Company,   Chartered

Accountants,  resign  as  auditors  of  the  Company  effective  May  25,  2010 and  ACAL  Group,  Chartered  Accountants  was  appointed  as  auditors  of the Company on May 25, 2010

2.   Both  the  resignation  of  Morgan  &  Company,  Chartered  Accountants  and

the  appointment  of  ACAL  Group,  Chartered  Accountants  were  considered and  approved  by  the  Board  of  Directors  and  the  Audit  Committee  of  the

Company;

3.   There  have  been  no  reservations  in  the  reports  of  Morgan  &  Company  on any  of  the  financial  statements  of  the  Company  for  the  two  most  recently completed fiscal years; and

4.   There  have  been  no  reportable  events  (as  defined  in  7(e)  of  the  National

Instrument   51-102)   between   the   Company   and   Morgan   &   Company,

Chartered Accountants.

DATED at Vancouver, British Columbia this 25th day of May, 2010.

By Order of the Board of Directors

“John Robertson”

____________________________________

John Robertson

President

MORGAN & COMPANY
CHARTERED ACCOUNTANTS

May 25, 2010

and

Dear Sirs:

RE: TERYL RESOURCES CORP. (THE "*COMPANY*")
NOTICE PURSUANT TO NATIONAL INSTRUMENT 51-102 - CHANGE OF AUDITOR

Yours very truly,

Morgan & Company

Chartered Accountants

cc: TSX Venture Exchange

Tel: (604) 687 – 5841
Fax: (604) 687 – 0075
www.morgan-cas.com

MEMBER OF
jhi

P.O. Box 10007 Pacific Centre
Suite 1488 – 700 West Georgia Street
Vancouver, BC V7Y 1A1

SUITE 1850

1066 WEST HASTINGS STREET

VANCOUVER, BC V6E 3X2

T: 604.683.3850

ACAL GROUP

F: 604.688.8479

CHARTERED ACCOUNTANTS

PCAOB & CPAB Registrant

British Columbia Securities Commission

PO Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, BC  V7Y 1L2

and

Alberta Securities Commission

4th Floor, 300 - 5th Ave., SW

Calgary, AB  T2P 3C4

May 25, 2010

Dear Sirs/Mesdames:

As  required  by  National  Instrument  51-102  and  in  connection  with  our  proposed  engagement  as auditor  of  Teryl  Resources  Corp.,  we  have  reviewed  the  information  contained  in  the  Notice  of

Change of Auditor, dated  May 25, 2010, and agree with the information contained therein, based upon  our  knowledge  of  the  information  relating  to  the  said  notice  and  of  the  Company  at  this time.

Yours truly,

Signed “ACAL Group”

ACAL GROUP

CHARTERED ACCOUNTANTS

PCAOB & CPAB Registrant

Vancouver, May 25, 2010

cc:

TSX Venture Exchange